Exhibit 3.1

Amendment No. 1
to
Amended and Restated Bylaws
of
CONTINENTAL BUILDING PRODUCTS, INC.

The following shall be added to Section 3.2 of the Amended and Restated Bylaws of Continental Building Products, Inc.:

At any meeting of stockholders at which directors are to be elected, each nominee for election as a director in an uncontested election shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election. In all director elections other than uncontested elections, the nominees for election as a director shall be elected by a plurality of the votes cast. For purposes of this Section 3.2(b), an “uncontested election” means any meeting of stockholders at which the number of candidates does not exceed the number of directors to be elected and with respect to which: (i) no stockholder has submitted notice of an intent to nominate a candidate for election at such meeting in accordance with Section 2.10; or (ii) such a notice has been submitted, and on or before the fifth (5th) business day prior to the date that the Corporation files its definitive proxy statement relating to such meeting with the Securities and Exchange Commission (regardless of whether thereafter revised or supplemented), the notice has been: (A) withdrawn in writing to the Secretary of the Corporation; (B) determined not to be a valid notice of nomination, with such determination to be made by the Board of Directors (or a committee thereof) pursuant to Section 2.10, or if challenged in court, by a final court order; or (C) determined by the Board of Directors (or a committee thereof) not to create a bona fide election contest. Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws, wherein other qualifications for directors may be prescribed.